UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 are management's discussion and analysis of financial condition and results of operations and the unaudited consolidated financial statements of Knightsbridge Tankers Limited and subsidiaries (the "Company"), as of and for the three and six months ended June 30, 2010.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-164007) declared effective on March 15, 2010.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge Tankers Limited and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the dry bulk and tanker markets, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or the Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED (registrant)

Dated: August 13, 2010	By:	/s/ Ola Lorentzon
Name: Ola Lorentzon
Title: Chairman and Chief Executive Officer

EXHIBIT 1

KNIGHTSBRIDGE TANKERS LIMITED

As used herein, "we," "us," "our" and "the Company" all refer to Knightsbridge Tankers Limited. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on March 17, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2010

General

The Company was incorporated in Bermuda in September 1996. The Company was originally founded for the purpose of the acquisition, disposition, ownership, leasing and chartering of five very large crude oil carriers, or VLCCs, and certain related activities. The Company has subsequently expanded its scope of activities and has taken delivery of two Capesize newbuilding dry bulk carriers of approximately 170,000 dwt in August 2009 and October 2009, respectively. The Company's shares are listed on the Nasdaq Global Select Market under the symbol VLCCF.

The business of the Company is managed by ICB Shipping (Bermuda) Limited (the "Manager"), a wholly-owned subsidiary of Frontline Ltd.

In December 2007, one vessel was sold with delivery taking place during February 2008. Two VLCCs are on time charters that commenced in 2007 with initial terms of four and five years respectively, each earning a rate of $37,750 per day plus a market-based profit sharing payment computed as 50% of the difference between the related spot market index rate and the base rate. One VLCC was employed on a three year time charter earning a rate of $45,000 per day, which expired in April 2010 and is currently operating in the spot market. The remaining VLCC commenced a 30-month bareboat charter in April 2010 at a rate which is deemed by the Company to correspond to a daily time charter equivalent rate of approximately $32,000 per day on a time charter basis. The Company's two Capesize newbuilding dry bulk carriers commenced five year time charters upon their deliveries in August 2009 and October 2009, respectively, at a net average daily rate of $46,000.

In June 2010, the Company agreed to acquire the Capesize vessel "Golden Future" from Golden Ocean Group Limited and took delivery of the vessel in July 2010 (see Recent Developments below).

The table below contains summary information concerning our fleet as of the date of this report:

Vessel Name	Vessel Type	Year Built	Deadweight (metric tons)	Employment	Charter Rate	Expiration Date	Sister Ships
Tankers
Camden	VLCC	1995	298,000	Bareboat Charter	$32,000(1)	October 2012	A
Mayfair	VLCC	1995	298,000	Spot	--	--	A
Hampstead	VLCC	1996	298,000	Time Charter	$37,750 plus profit share (2)	May 2012	A
Kensington	VLCC	1995	298,000	Time Charter	$37,750 plus profit share (2)	May 2011	A
Dry Bulk Carriers
Battersea	Capesize	2009	170,500	Time Charter	$46,000(3)	August 2014	B
Belgravia	Capesize	2009	170,500	Time Charter	$46,000(3)	October 2014	B
Golden Future	Capesize	2010	176,000	Time Charter	$31,500	December 2012

(1) We have entered into a 30-month bareboat charter contract for this vessel, which commenced in April 2010, at a rate which is deemed by the Company to correspond to a daily time charter equivalent rate of approximately $32,000. The charterer has the option to extend the charter for an additional 30 months.  Daily time charter equivalent rate is calculated by adding estimated drydocking costs and operating expenses to the bareboat charter rate.
(2) Profit share is calculated and settled on a quarterly basis for earnings in excess of $37,750 per vessel per day calculated by reference to a Baltic International Trading Rank Index.
(3) The Battersea and Belgravia are employed under time charters at a net average daily rate of $46,000.

Results of Operations

Amounts included in the following discussion are derived from our unaudited consolidated financial statements for the three and six months ended June 30, 2010 and 2009.

Operating revenues
	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2010	2009	2010	2009

Time charter revenues	17,981	10,918	38,290	24,708
Bareboat charter revenues	1,643	-	1,643	-
Voyage charter revenues	6,717	3,054	10,594	5,000
Total operating revenues	26,341	13,972	50,527	29,708

Time charter revenues increased in the three months ended June 30, 2010 compared to the three months ended June 30, 2009 primarily due to $8.4 million earned by the two Capesize newbuildings that were delivered in August and October 2009 and a $1.2 million increase in profit share revenues on two VLCCs, which were partially offset by a $2.5 million decrease in revenues due to the expiration of the time charter for one VLCC in April 2010.  Time charter revenues increased in the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily due to $16.8 million earned by the two Capesize newbuildings that were delivered in August and October 2009 and a $1.4 million increase in profit share revenues on two VLCCs, which were partially offset by a $4.6 million decrease in revenues due to the expiration of two VLCC time charters in March 2009 and April 2010.

The bareboat revenues in the three and six months ended June 30, 2010 are attributable to the VLCC that commenced a 30 month bareboat charter in April 2010 at a rate, which is deemed by the Company to be equivalent to at least $32,000 per day on a time charter basis.

Voyage charter revenues increased in the three months ended June 30, 2010 compared to the three months ended June 30, 2009 due to one VLCC operating in the spot market at a higher daily rate during the second quarter of 2010 compared with the daily rate earned in the second quarter of 2009. Voyage charter revenues increased in the six months ended June 30, 2010 compared to the six months ended June 30, 2009 due to two VLCCs operating in the period in 2010 compared to one VLCC in 2009.

Operating expenses
	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2010	2009	2010	2009

Voyage expenses	2,748	2,269	6,147	3,403
Ship operating expenses	3,916	4,459	8,702	8,451
Administrative expenses	917	403	1,418	777
Depreciation	4,478	3,409	8,907	6,781
Total operating expenses	12,059	10,540	25,174	19,412

The increase in voyage expenses in the three months ended June 30, 2010 compared to the three months ended June 30, 2009 is primarily due to increased bunker costs for the VLCC, which operated in the spot market during those periods. The increase in voyage expenses in the six months ended June 30, 2010 compared to the six months ended June 30, 2009 is primarily due to there being two VLCCs operating in the spot market during the period compared with one VLCC in 2009.

Ship operating expenses decreased in the three months ended June 30, 2010 compared to the three months ended June 30, 2009 primarily due to the VLCC that commenced a bareboat charter at the beginning of the second quarter. Ship operating expenses increased in the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily due to the addition of the Capesize newbuildings delivered in August and October 2009 offset by the VLCC that commenced a bareboat charter at the beginning of the second quarter.

Administrative expenses increased in the three and six months ended June 30, 2010 compared to the three and six months ended June 30, 2009 primarily due to an increase in management fees paid to ICB Shipping (Bermuda) Limited.

Depreciation increased in the three and six months ended June 30, 2010 compared to the three and six months ended June 30, 2009 primarily due to the delivery of our two Capesize vessels in August and October 2009.

Other Income (Expenses)
	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2010	2009	2010	2009

Interest income	5	29	8	62
Interest expense	(738)	(327)	(1,473)	(702)
Other financial items	(112)	(38)	(207)	(66)
Net other expenses	(845)	(336)	(1,672)	(706)

Interest expense increased in the three and six months ended June 30, 2010 compared to the three and six months ended June 30, 2009 primarily due to the higher debt level resulting from the acquisition of the two Capesize newbuildings that were delivered in August and October 2009.

The increase in other financial items in the three and six months ended June 30, 2010 compared to the three and six months ended June 30, 2009 is primarily due to an increase in the amortization of deferred charges due to an increase in deferred charges related to the $60 million bank loan for the purchase of the two Capesize newbuildings.

Recent Developments

On July 2, 2010, we entered into a new $58.24 million bank loan agreement and four tranches of $14.56 million were drawn down on July 9, 2010. $56.0 million was used to repay the outstanding balance on our $140 million loan agreement. Each tranche is for a period of five years with quarterly payments and a balloon payment at maturity.

On July 2, 2010, the Company's $60 million loan was increased to $105 million in order to part finance the acquisition of the Golden Future (see below). The new loan comprises three tranches: $28.75 million in respect of the Belgravia, $28.75 million in respect of the Battersea and $47.5 million for the acquisition of the Golden Future. The first two tranches represent the outstanding balances as at June 30, 2010 and there are no changes to the quarterly and final balloon payments and maturity date. The third tranche was drawn down on July 16, 2010. This amount may become repayable in full on June 30, 2011.

In June 2010, the Company agreed to acquire the Capesize vessel "Golden Future" from Golden Ocean Group Limited for a purchase price of $72 million and took delivery of the vessel in July 2010. The Golden Future was built at the Zhoushan Jinhaiwan Shipyard Co., Ltd. shipyard and was completed in February 2010. The vessel is employed on a time charter with a minimum term of 35 months from February 2010 at a gross rate of $31,500 per day. The Company settled the purchase price by issuing 1,464,515 restricted common shares and paying $47 million in cash.

Knightsbridge Tankers Limited
Consolidated Statements of Operations for the three and six months ended June 30, 2010 and 2009
(Unaudited)

 (in thousands of $, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Operating revenues
Time charter revenues	17,981	10,918	38,290	24,708
Bareboat revenues	1,643	-	1,643	-
Voyage charter revenues	6,717	3,054	10,594	5,000
Total operating revenues	26,341	13,972	50,527	29,708
Operating expenses
Voyage expenses and commission	2,748	2,269	6,147	3,403
Ship operating expenses	3,916	4,459	8,702	8,451
Administrative expenses	917	403	1,418	777
Depreciation	4,478	3,409	8,907	6,781
Total operating expenses	12,059	10,540	25,174	19,412
Net operating income	14,282	3,432	25,353	10,296
Other income (expenses)
Interest income	5	29	8	62
Interest expense	(738)	(327)	(1,473)	(702)
Other financial items	(112)	(38)	(207)	(66)
Net other expenses	(845)	(336)	(1,672)	(706)
Net income	13,437	3,096	23,681	9,590
Per share information:
Earnings per share: basic and diluted	$0.79	$0.18	$1.39	$0.56
Cash dividends per share declared	$0.40	-	$0.70	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Knightsbridge Tankers Limited
Balance Sheets as of June 30, 2010 and December 31, 2009
(Unaudited)
(in thousands of $)

	Jun 30, 2010	Dec 31, 2009
		(audited)
ASSETS
Current Assets
Cash and cash equivalents	9,960	7,964
Restricted cash	15,000	10,000
Trade accounts receivable, net	4,145	4,437
Other receivables	795	662
Inventories	3,084	3,167
Voyage in progress	2,814	2,679
Prepaid expenses and accrued income	458	418
Total current assets	36,256	29,327
Vessels, net	335,492	344,399
Deferred charges	1,035	1,220
Total assets	372,783	374,946

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	7,600	13,960
Trade accounts payable	2,289	3,664
Accrued expenses	4,352	6,841
Other current liabilities	1,221	4,251
Total current liabilities	15,462	28,716
Long-term liabilities
Long-term debt	105,900	106,520
Total liabilities	121,362	135,236

Stockholders' equity
Share capital	171	171
Contributed capital surplus	179,019	179,019
Retained earnings	72,231	60,520
Total stockholders' equity	251,421	239,710
Total liabilities and stockholders' equity	372,783	374,946

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Cash Flows for the six months ended June 30, 2010 and 2009
(Unaudited)

(in thousands of $)

	Six months
	ended June 30,
	2010	2009

Net income	23,681	9,590
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	8,907	6,781
Amortization of deferred charges	185	54
Changes in operating assets and liabilities:
Trade accounts receivable, net	292	831
Other receivables	(133)	25
Inventories	83	(353)
Voyage in progress	(135)	-

Prepaid expenses and accrued income	(40)	(11)
Trade accounts payable	(1,375)	1,484
Accrued expenses	(1,683)	(130)
Other current liabilities	(236)	(952)
Net cash provided by operating activities	29,546	17,319
Investing activities
Placement of restricted cash	(5,000)	-
Additions to newbuildings	(3,600)	(49,871)
Net cash used in investing activities	(8,600)	(49,871)
Financing activities
Repayment of long-term debt	(6,980)	(4,480)
Dividends paid	(11,970)	(4,275)
Net cash used in financing activities	(18,950)	(8,755)
Net increase (decrease) in cash and cash equivalents	1,996	(41,307)
Cash and cash equivalents at beginning of period	7,964	77,998
Cash and cash equivalents at end of period	9,960	36,691

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	1,397	1,056

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Knightsbridge Tankers Limited
Notes to the Unaudited Consolidated Financial Statements

1.  Basis of Preparation

The unaudited consolidated financial statements for Knightsbridge Tankers Limited and subsidiaries (the "Company") have been prepared on the same basis as the Company's audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying unaudited consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 17, 2010.

2.  Leases

The minimum contracted future revenues to be received on time and bareboat charters, which are accounted for as operating leases, as of June 30, 2010 are as follows:

Year ending June 30, (in thousands of $)
2011	68,135
2012	53,523
2013	35,582
2014	33,825
2015	8,173
Thereafter	-
Total minimum contracted future lease revenues	199,238

The cost and accumulated depreciation of vessels leased to third parties at June 30, 2010 was $523.7 million and $188.2 million, respectively, and at December 31, 2009 was $523.7 million and $179.3 million, respectively.

3.  Trade Accounts Receivable, Net

Trade accounts receivable are presented net of allowance for doubtful accounts amounting to $0.2 million (2009: $0.2 million).

4.  Vessels

(in thousands of $)	Jun 30, 2010	Dec 31, 2009
Cost	523,689	523,689
Accumulated depreciation	(188,197)	(179,290)
	335,492	344,399

Knightsbridge Tankers Limited
Notes to the Unaudited Consolidated Financial Statements (continued)

5.  Debt

(in thousands of $)	Jun 30, 2010	Dec 31, 2009
U.S. dollar denominated floating rate debt;
- $140 Million Loan	56,000	60,480
- $60 Million Loan	57,500	60,000
Total debt	113,500	120,480
Less: Current Portion	(7,600)	(13,960)
	105,900	106,520

The average interest rate for the floating rate debt was 3.0% for the six months ended June 30, 2010 (2009: 2.4%).

$140 Million Loan
In March 2004, the Company refinanced a prior debt facility with a $140.0 million credit facility in the form of five tranches of $28.0 million, each of which relates to a vessel. The credit facility is secured by, among other things, a mortgage on each vessel and an assignment of any charter in respect to that vessel.

The credit facility bears interest at LIBOR plus a margin and contains a minimum market value covenant on the vessels and a covenant requiring the Company to maintain a certain minimum level of cash. The Company was in compliance with all covenants related to the $140 Million Loan as of June 30, 2010. The credit facility was repaid in full on July 9, 2010 (see Note 8) and the amounts shown as current and non-current liabilities have been adjusted to account for the effect of the change in financing.

$60 Million Loan
In August 2009, the Company entered into a four-year term loan facility agreement consisting of two tranches of $30.0 million each.  In August 2009, the Company drew down $30.0 million to fund the final installment due on delivery of the first Capesize newbuilding and the repayment of the first tranche of a loan used to part finance the predelivery installments on the first Capesize newbuilding. In October 2009, the Company drew down the second tranche of $30.0 million under the term loan to fund the final installment due on delivery of the second Capesize newbuilding and the repayment of the second tranche of a loan used to part finance the predelivery installments on the second Capesize newbuilding. The loans are secured by, among other things, a mortgage on the Capesize vessels and an assignment of any charters in respect to those vessels.

The $60 Million Loan bears interest at LIBOR plus a margin and contains a minimum market value covenant on the Capesize vessels and covenants requiring the Company to maintain a certain minimum level of cash and positive working capital. The Company is in compliance with all covenants related to the $60 Million Loan as of June 30, 2010. The credit facility was refinanced on July 9, 2010 (see Note 8).

6.  Issued Share Capital

(in thousands of $)	Jun 30, 2010	Dec 31, 2009
17,100,000 ordinary shares of $0.01 each	171	171

Knightsbridge Tankers Limited
Notes to the Unaudited Consolidated Financial Statements (continued)

7.  Financial Instruments

Interest rate risk management
The Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. As at June 30, 2010, the Company was not a party to any interest rate swaps to hedge interest rate exposure.

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in United States dollars, which is the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company's cash flows.

Fair values
The carrying value and estimated fair value of the Company's financial instruments are as follows:

	Jun 30, 2010	Jun 30, 2010	Dec 31, 2009	Dec 31, 2009
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	9,960	9,960	7,964	7,964
Restricted cash	15,000	15,000	10,000	10,000
Floating rate debt	113,500	113,500	120,480	120,480

The carrying value of cash and cash equivalents, and restricted cash, is a reasonable estimate of fair value.

The estimated fair value of floating rate debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, The Royal Bank of Scotland plc, DnB NOR and Nordea bank. The latter two banks deal with the money market transactions. The Company does not require collateral or other security to support financial instruments subject to credit risk.

8.  Subsequent Events

On July 2, 2010, a $58.24 million bank loan agreement was signed and four tranches of $14.56 million were drawn down on July 9, 2010. $56.0 million was used to repay the outstanding balance on the $140 Million Loan. Each tranche is for a period of five years with quarterly payments and a balloon payment at maturity.

Knightsbridge Tankers Limited
Notes to the Unaudited Consolidated Financial Statements (continued)

8.  Subsequent Events (continued)

On July 2, 2010, the $60 Million Loan was increased to $105 million in order to part finance the acquisition of the Golden Future (see below). The new loan comprises three tranches: $28.75 million in respect of the Belgravia, $28.75 million in respect of the Battersea and $47.5 million for the acquisition of the Golden Future. The first two tranches represent the outstanding balances as at June 30, 2010 and there are no changes to the quarterly and final balloon payments and maturity date. The third tranche was drawn down on July 16, 2010. This amount may become repayable in full on June 30, 2011.

In June 2010, the Company agreed to acquire the Capesize vessel "Golden Future" from Golden Ocean Group Limited for a purchase price of $72 million and took delivery of the vessel in July 2010. The Golden Future was built at the Zhoushan Jinhaiwan Shipyard Co., Ltd. shipyard and was completed in February 2010. The vessel is employed on a time charter with a minimum term of 35 months from February 2010 at a gross rate of $31,500 per day. The Company settled the purchase price by issuing 1,464,515 restricted common shares and paying $47 million in cash.

On August 11, 2010, the Company declared a dividend of $0.50 per share. The record date for the dividend is August 24, 2010, the ex dividend date is August 20, 2010 and the dividend will be paid on or around September 7, 2010.